EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Zhone Technologies, Inc.:

We consent to the use of our reports dated March 6, 2007, with respect to the consolidated balance sheets of Zhone Technologies, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated by reference herein. Our report dated March 6, 2007 refers to an accounting change as a result of the adoption of SFAS No. 123(R), “Share-Based Payment.”

/s/ KPMG LLP

Mountain View, California

March 6, 2007